

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

July 14, 2009

Mr. Jack K. Heilbron
Chief Executive Officer
NetREIT
1282 Pacific Oaks Place
Escondido, CA 92029-2900

> **Re:** **NetREIT**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed June 26, 2009 (originally filed May 6, 2008, File No. 001-34049)**
> **File No. 000-53673**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended**
> **December 31, 2008**
> **Filed June 16, 2009**

Dear Mr. Heilbron:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10

Item 1A. Risk Factors, page 5

"Our risks of losing property through a mortgage loan default . . . ," page 14

1. We note your response to comment 1 in our letter dated June 15, 2009. We do not agree with your position that risk factor disclosure regarding your Garden Gateway Loan is not necessary or appropriate at this time. As disclosed in your response, there is still uncertainty as to the outcome of your default on this loan. Therefore, please include in this risk factor a discussion of your default and the surrounding uncertainty as to the final disposition of your default. If you continue to believe that this disclosure is immaterial, please explain to us how the default is not material.

* * * *

As appropriate, please amend your filing and respond to these comments within ten (10) business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Bruce J. Rushall, Esq.
        Rushall & McGeever
        Via facsimile (760) 438-3026